January 7, 2010

VIA FACSIMILE AND EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:	Katherine Wray, Esq.

Re:	US Dataworks, Inc.
Registration Statement on Form S-3 (File No. 333-163216)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), US Dataworks, Inc., (the “Company”), respectfully requests that the effective date of its Registration Statement be accelerated and that such Registration Statement become effective at 5:00 P.M., Washington, D.C. time, on January 11, 2010, or as soon thereafter as practicable.

Furthermore, please be advised of the following:

The Company acknowledges that the disclosure in the Registration Statement is the responsibility of the Company. The Company also represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, it does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions should be addressed to Alec Orudjev at Cozen O'Connor at (202) 912-4842.

Very truly yours,
US DATAWORKS, INC.
/s/ Charles E. Ramey

Name: Charles E. Ramey
Title: Chief Executive Officer